P.E. 2/11/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2002

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

(Exact name of registrant as specified in its charter)

42 Liu Fang Road, Jurong Town, Singapore 628687
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[X] Form 20-F [ ] Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

[ ] Yes [X] No

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

INDEX

PART 1

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 22, 2002

YOU ARE HEREBY NOTIFIED that a Special General Meeting of Shareholders (the "Meeting") of Asia Pacific Wire & Cable Corporation Limited (the "Company") will be held at the offices of Pacific Electric Wire & Cable Co. Ltd, 4th Floor, 285, Section 4, Chung Hsiao Road, Taipei, Taiwan on March 22, 2002, at 9:30 a.m. (Taipei time) for the following purposes:

1. To enable the Company to issue common shares to Kinbong Holdings Limited, a British Virgin Islands corporation ("Kinbong"), in exchange for the transfer of all the issued and outstanding capital stock of Crown Century Holdings Limited ("CCH"), which controls 100% of Pacific Electric Wire & Cable (Shenzhen) Company Limited, (all such capital stock being owned by Kinbong) to PRC (APWC) Holdings Limited, a British Virgin Islands company and wholly owned subsidiary of the Company, and the assignment to PRC (APWC) Holdings Limited of the shareholder's loan advanced by Kinbong to CCH; and

2. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Shareholders of record as of the close of business on February 8, 2002 (the "Record Date") are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof. All shareholders of record as of the Record Date will be sent an Information Statement that contains more information about these items and the Meeting and a proxy card for recording your vote.

BY ORDER of the Directors

J. Patricia K. Woolridge
Assistant Secretary

Dated: February 15, **2002**

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

INFORMATION STATEMENT
FOR
SPECIAL GENERAL MEETING OF SHAREHOLDERS
to be held on March 22, 2002

This Information Statement is furnished to shareholders of Asia Pacific Wire & Cable Corporation Limited (the "Company"), a Bermuda corporation, to provide additional information concerning the matters to be voted upon at the Special General Meeting of Shareholders of the Company (the "Meeting") to be held at the offices of Pacific Electric Wire & Cable Co. Ltd, 4th Floor, 285, Section 4, Chung Hsiao Road, Taipei, Taiwan on March 22, 2002, at 9:30 a.m. (Taipei time), for the purposes set forth in the Notice of Meeting.

Holders of record of Common Shares of the Company (the "Common Shares") as of the close of business on February 8, 2002 (the "Record Date"), are entitled to receive notice of, and to vote at, the Meeting. The outstanding Common Shares constitute the only class of securities entitled to vote at the Meeting, and each Common Share entitles the holder thereof to one vote. At the close of business on February 8, 2002, there were 10,733,333 Common Shares issued and outstanding.

Shares may be voted if the shareholder is present in person or represented by proxy. At least two shareholders holding a majority of the shares outstanding as of such date must be present in person or represented by proxy for a quorum to exist at the Meeting. If a quorum is not present, the Meeting may be dissolved or adjourned from time to time until a quorum is present.

Shares represented by proxies in the form enclosed, if such proxies are properly executed and returned and not revoked, will be voted as specified. For the purpose of determining the number of votes cast with respect to enabling the Company to enter into, through its wholly-owned subsidiary, PRC (APWC) Holdings Limited (the "Purchaser"), the transaction (the "Transaction") in which the Purchaser will procure the Company to issue common shares to Kinbong Holdings Limited ("Kinbong") in exchange for the transfer of all the issued and outstanding capital stock of Crown Century Holdings Limited ("CCH") which controls 100% of Pacific Electric Wire & Cable (Shenzhen) Company Limited ("PEWS"), to the Purchaser, and the assignment to the Purchaser of the shareholder's loan (the "Shareholder's Loan") advanced by Kinbong to CCH, only those votes cast "for" or "against" are included. To be voted, proxies must be delivered to the solicitation agent of the Company, First Chicago Trust Company of New York, a Division of Equiserve.

This Information Statement and the enclosed proxy were mailed to shareholders on or about February 15, 2002. The Company will bear the entire cost of preparing, assembling, printing and mailing this Information Statement, the accompanying proxy and any additional materials which may be furnished to shareholders. Copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians to forward to beneficial owners of Common Shares held in the names of such nominees. The solicitation of proxies will be made by the use of the mails and may also be made through direct communication with certain shareholders or their representatives by officers, directors and employees of the Company, who will receive no additional compensation therefor. In addition, the Company will utilize the services of its transfer agent, First Chicago Trust Company of New York, a Division of Equiserve, to act as solicitation agent.

PROPOSAL
ISSUANCE OF SHARES OF COMMON STOCK

The Board of Directors has agreed, subject to the approval of the shareholders, to consummate, through its wholly-owned subsidiary, PRC (APWC) Holdings Limited (the "Purchaser"), the transaction (the "Transaction") in which the Purchaser will procure the Company to issue common shares of the Company to Kinbong Holdings Limited ("Kinbong") in exchange for the transfer of all the issued and outstanding capital stock of Crown Century Holdings Limited ("CCH") which controls 100% of Pacific Electric Wire & Cable (Shenzhen) Company Limited ("PEWS"), to the Purchaser, and the assignment to the Purchaser of the Shareholder's Loan advanced by Kinbong to CCH.

The Transaction, which is anticipated to close in February 2002, is part of a strategic plan to restructure the Company and to enhance shareholder value. As previously announced, the acquisition of CCH and PEWS will add solid and profitable companies with a reported combined revenue of $42 million and a profit of $1.3 million in the year 2000 to the operating group of the Company. A copy of the Company's press release, dated December 28, 2001, is attached with further information concerning the strategic plan.

The share exchange between the Company and Kinbong will be based upon the net asset value of each issued and outstanding share of capital stock of the Company, and CCH and PEWS, respectively. Subject to a possible post-closing adjustment in the purchase consideration, at the closing the number of shares to be issued by the Company pursuant to the Transaction will be based on the aggregate net asset value of CCH and PEWS and the net asset value of the Company, both as initially determined from their respective unaudited financial statements as of September 30, 2001. After the closing of the Transaction on this initial basis, there will be a post-closing adjustment following the completion of the audits of the respective financial statements of each of the Company, on the one hand, and CCH and PEWS on a consolidated basis, on the other hand, each as of the fiscal year ended December 31, 2001. The post-closing adjustment, if any, to the purchase consideration will be equal to the difference, if any, between the preliminary net asset values of the Company and CCH and PEWS, on a consolidated basis, as of September 30, 2001 and the respective net asset values as determined from the audited financial statements as of December 31, 2001 of CCH and PEWS and the Company. The post-closing adjustment will take into account an independent, third party valuation of CCH and PEWS that will be performed by American Appraisal Hong Kong Ltd., appraisers retained by the Company, using the audited December 31, 2001 financial statements of CCH and PEWS.

Your Board of Directors believes the use of a net asset value method for valuing the Transaction is favorable to the Company. For the purposes of the closing, and subject to the post-closing adjustment, if any, your Board of Directors has determined the net asset value of a common share of the Company to be substantially in excess of the recent trading price of the common shares.

Pacific Electric Wire & Cable Co., Ltd., a Taiwanese corporation ("PEWC") and the holder of approximately 68% of the issued and outstanding shares of the Company has advised the Company that it intends to vote all of its shares in favor of the issuance of common shares in accordance with the terms of the Transaction.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE ISSUANCE OF COMMON SHARES IN ACCORDANCE WITH THE TERMS OF THE TRANSACTION.

February 15th, 2002

J. Patricia K. Woolridge
Bermuda Resident Assistant Secretary

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
42 Liu Fang Road, Jurong Town, Singapore 628687
Tel: (65) 663 2132/3, Fax: (65) 663 2130

FOR IMMEDIATE RELEASE
December 28, 2001

Contact: Aaron Chik or Samuel See
Asia Pacific Wire & Cable
(65) 663-2133 or 663-2132

Or. Kevin Costello
Cameron Associates
(212) 245-8800

ASIA PACIFIC WIRE & CABLE ANNOUNCES A STRATEGIC EXPANSION AND RESTRUCTURING PLAN

New York, NY -- December 28, 2001 - Asia Pacific Wire & Cable Corporation Limited (NYSE:AWC) today announced its strategic expansion and restructuring plan, and in an acceleration of the previous internally-planned timetable, the Company announced that the plan is to be implemented as soon as possible. The plan contains two key elements, including the acquisition of Crown Century Holdings Limited ("CCH") and its wholly owned subsidiary, Pacific Electric Wire & Cable (Shenzhen) Co. Ltd. ("PEWS"), followed by the merger of the Thai operations of the Company.

Tom Tung, Chairman, stated, "The acquisitions of CCH and PEWS for new common shares of the Company will add solid and profitable companies to our operating group. In the year 2000, CCH and PEWS reported combined revenue of $42,000,000 and a profit of $1,300,000, and the consolidated net worth of those companies is estimated to be $10,000,000."

Mr. Tung continued, "The Company has accelerated its strategic expansion plan in order to enhance shareholder value as quickly as possible. The transaction has already been approved by the Board of Directors of each of the Company and Pacific Electric Wire & Cable ("PEWC"), the Company's majority shareholder and the seller of the shares of CCH and PEWS. The valuation for the CCH and PEWS acquisition will be based upon unaudited third quarter financial statements of the Company, with a post closing adjustment, if necessary, following completion of the Company's year-end audit. Our majority shareholder, PEWC, has demonstrated in the past its commitment to support the business and operations of the Company, and we view this attractive acquisition opportunity as a further demonstration of that support. We anticipate that the transaction will close in January, 2002."

The second key element of the Company's strategic expansion and restructuring plan is the merger of its Thai operations, which the Company believes will generate cost savings of approximately $1,000,000 per year, while improving overall efficiency. Mr. Tung commented, "We believe the synergistic effect of merging these operations will produce significantly reduced overhead and will centralize decision making and resource allocation for our Thai operations." The Thai merger is subject to further Board approval at the subsidiary level and local regulatory approval in Thailand. The Company anticipates completing the merger during the first quarter of 2002.

Mr. Tung further stated, "The Company is committed to enhancing shareholder value and to addressing questions regarding its public trading price. This acceleration of the implementation of our strategic expansion and restructuring plan is a demonstration of that commitment."

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

The undersigned, a shareholder of Asia Pacific Wire & Cable Corporation Limited (the "Company"), hereby appoints Tom C.Y. Tung and David T.H. Sun, and each of them individually, as Proxies to represent and vote all of the Company's Common Shares held of record by the undersigned, each with full power of substitution, at the Special General Meeting of Shareholders of the Company, to be held at the offices of Pacific Electric Wire & Cable Co. Ltd. 4th Floor, 285, Section 4, Chung Hsiao Road, Taipei, Taiwan on March 22, 2002 at 9:30 a.m. (Taipei time), and at any adjournment or postponement thereof.

THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NOT OTHERWISE DIRECTED, WILL BE VOTED FOR THE PROPOSAL. YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN AND RETURN THIS CARD OR ATTEND THE MEETING AND VOTE IN PERSON.

PROXY

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

SPECIAL GENERAL MEETING OF SHAREHOLDERS

March 22, 2002

SEE REVERSE SIDE

▲ DETACH ABOVE CARD, SIGN, DATE AND MAIL IN POSTAGE-PAID ENVELOPE PROVIDED ▲

X Please mark your votes as in this example.

0493

THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NOT OTHERWISE DIRECTED, WILL BE VOTED FOR THE PROPOSAL.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE PROPOSAL			
	FOR	AGAINST	
1. Issuance of common shares	☐	☐	The Company will issue common shares to Kinbong Holdings Limited, a British Virgin Islands corporation ("Kinbong"), in exchange for the transfer of all of the issued and outstanding capital stock of Crown Century Holdings Limited, which controls 100% of Pacific Electric Wire & Cable (Shenzhen) Company Limited, (all such capital stock being owned by Kinbong) to PRC (APWC) Holdings Limited, a British Virgin Islands company and wholly owned subsidiary of the Company, and the assignment to PRC (APWC) Holdings Limited of the shareholder's loan advanced by Kinbong to CCH.

I/we plan to attend the Special General Meeting of Shareholders. ☐

Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

SIGNATURE (S) DATE

▲ FOLD AND DETACH HERE IF YOU ARE RETURNING YOUR VOTED PROXY CARD BY MAIL ▲

YOUR VOTE IS IMPORTANT. THANK YOU FOR VOTING.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 25, 2002

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

By: Tom C.Y. Tung
Chairman

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Fiscal year ended December 31, 1999.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to ____________.

Commission file number 0-3833

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Morgan's Foods, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Morgan's Foods, Inc.
24200 Chagrin Blvd., Suite 126
Beachwood, OH 44122

CRGH

Financial Statements and Exhibit(s)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

MORGAN'S FOODS, INC.
401(K) PROFIT SHARING PLAN

By: Morgan's Foods, Inc., as Plan Administrator

By: [signature]
Signature

Kenneth L. Hignett
Name-Printed

Senior Vice President,
Chief Financial Officer & Secretary
Title

Date: February 27, 2002

MORGAN'S FOODS, INC. 401(k) PROFIT SHARING PLAN

Financial Statements
for the Years Ended
December 31, 1999 and 1998,
Supplemental Schedules
for the Year Ended December 31, 1999,
and Independent Auditors' Report

MORGAN'S FOODS, INC.
401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 2500
127 Public Square
Cleveland, Ohio 44114-1303

Tel: (216) 589-1300
Fax: (216) 589-1369
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Morgan's Foods, Inc.
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Morgan's Foods, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The supplemental schedules that accompany the Plan's financial statements do not disclose the historical cost of certain plan assets and transactions. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Deloitte & Touche LLP

January 23, 2002

MORGAN'S FOODS, INC.
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998

	1999	1998
ASSETS:		
Investments:		
Investments at fair value	$ 957,240	$ 698,708
Investments at contract value	149,092	122,479
Loans to participants	25,134	1,713
Total investments	1,131,466	822,900
Receivables:		
Employer contributions	23,831	15,862
Participant contributions	21,636	13,776
Total receivables	45,467	29,638
Total assets	1,176,933	852,538
LIABILITIES - Payables	19,967	11,968
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,156,966	$ 840,570

See notes to financial statements.

MORGAN'S FOODS, INC.
401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998

	1999	1998
ADDITIONS:		
Contributions:		
Employee	$ 295,821	$ 153,913
Employer	55,587	26,812
Total contributions	351,408	180,725
Investment income:		
Net appreciation in fair value of investments	65,220	74,011
Interest	6,249	6,150
Total investment income	71,469	80,161
Total additions	422,877	260,886
DEDUCTIONS:		
Distributions	106,698	35,621
Net administrative expenses and other	(217)	540
Total deductions	106,481	36,161
NET INCREASE	316,396	224,725
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	840,570	615,845
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 1,156,966	$ 840,570

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following brief description of Morgan's Foods, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan was established by Morgan's Foods, Inc. (the "Company") effective October 1, 1993. The Plan document was amended and restated effective January 1, 1998 to adopt a prototype plan of the new recordkeeper. The Plan is a defined contribution plan for the benefit of eligible employees to encourage and assist them in adopting a regular savings program and to provide those employees with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Administration - The Plan is administered by the Company or persons appointed by the Company. The administrator has the responsibility for interpreting the Plan and authorizing disbursements. The Company stock in the Plan is held by Financial America Securities, Inc. The remaining assets of the Plan are held by ReliaStar Life Insurance Company as custodian. Effective January 1, 1998, the recordkeeper changed from Universal Pension, Inc. to Trustar Retirement Services (formerly Delaware Charter Guarantee & Trust Company), which also serves as trustee of the Plan's assets.

Eligibility - An employee is eligible to participate in the Plan upon completing one year of service and having attained age 21. One year of service is defined as the completion of at least 1,000 hours of service during the previous 12 months. Entry dates for the Plan are January 1 and July 1 of each year.

Contributions - The Plan provides for contributions by employees and for matching contributions by the Company based on percentages of employee contributions. Each participating employee elects to enter into a written salary reduction agreement with the Company, thereby contributing to his or her salary reduction account a percentage of compensation, not to exceed 15 percent. Income taxes are deferred on the amounts contributed until they are withdrawn from the Plan.

The Company contributes to the employer account for each participant an amount equal to 30 percent of the first six percent of the participant's compensation contributed to the Plan pursuant to the participant's salary reduction agreement with the Company. The Company, in its discretion, also may make other contributions to the Trust for a plan year on behalf of eligible employees. Contributions are limited under certain provisions of the Internal Revenue Code. Company contributions may be made in cash or shares of Company common stock valued at market value at the date of contribution. Company cash contributions are used to purchase shares of Company stock.

Participants specify the desired allocation of their contributions to the various investment funds. The allocation percentages may be changed daily at the request of the participants. The Company's matching contributions made in shares of Company stock must remain invested in the Company Stock Fund.

On July 11, 2001, the Company purchased all of the 73,730 shares of Company common stock then held in the Plan for approximately $64,000. The stock was purchased at fair market value. This investment option is no longer available to participants. Prior to this date, matching employer contributions were made in Company stock.

Participant Account Balances - Contributions under the salary reduction agreement are credited to a participant's salary reduction account and, along with any related investment gains or losses, are fully vested and nonforfeitable.

Contributions by the Company, which are credited to the participant's employer account, and related investment gains and losses vest based on the following schedule:

Years of Vesting Service	Vested Percentage
1 Year	0 %
2 Years	0 %
3 Years	20 %
4 Years	40 %
5 Years	60 %
6 Years	80 %
7 Years	100 %

Forfeited nonvested accounts are used to reduce future contributions by the Company. If a terminated employee, who is not fully vested, is rehired by the Company within a one-year period after termination, any amounts previously forfeited will be recredited to his or her employer account with vesting in such amounts resuming under the normal vesting schedule. Forfeitures during the years ended December 31, 1999 and 1998 were $189 and $178, respectively.

Distributions - Vested benefits are payable upon a participant's death, disability or other termination of employment in a single lump-sum payment as long as the vested balance does not exceed $5,000. If the vested balance exceeds this threshold, the participant has the option to receive the benefits through a single lump-sum cash payment or installment payments. Prior to July 11, 2001, the Company's common stock was distributed in lots of 100 if the participant's Company Stock Fund balance contains over 100 shares. The remaining amount was distributed in cash. If the participant's Company Stock Fund balance does not contain 100 shares, cash was distributed for the vested amount. Distributions from the Plan are generally subject to income taxes. Participants may also apply for hardship withdrawals subject to adherence to Internal Revenue Service regulations and approval by the Plan administrator.

Participant Loans - The Plan provides for a participant loan option. The Plan allows a participant to borrow up to 50 percent of the vested interest in his or her account balance(s), not to exceed $50,000. Any loans issued under the Plan will bear a reasonable rate of interest and generally be payable over a period not exceeding five years. Repayments of the loans, including interest, will be credited to the accounts of the participants to whom the loans were made. The interest rate of each loan is based on the prime rate at the date of the loan plus one percent.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in their accounts. The Plan's trustees will determine the value of the participants' accounts and will distribute, as soon as possible, the Plan's assets in a non-discriminatory manner.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting.

Valuation of Investments - Investments in common stock are stated at fair value as measured by quoted market prices. Investment funds are stated at values determined by the custodian based upon the market values of the underlying assets of the funds. The guaranteed investment contract is stated at contract value, which represents contributions made under the contract, plus earnings, less Plan withdrawals. Management of the Plan believes that contract value approximates fair value for the guaranteed investment contract.

Loans to participants are valued at cost plus accrued interest which approximates fair value.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Tax-Exempt Status - The prototype plan which the Plan adopted effective January 1, 1998 obtained a determination letter dated March 19, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Section 401 of the Internal Revenue Code ("IRC"). The plan document has subsequently been amended. The Company believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Expenses - Substantially all costs of administering the Plan are paid by the Company, the Plan sponsor.

3. DESCRIPTION OF THE SEPARATE FUNDS

The Plan provides for the establishment of investment funds under which the Plan's assets, liabilities, and participant account balances are segregated. The investment options offered under the Plan consist of the following:

> ***Company Stock Fund*** - The assets of this fund are invested in common stock of the Company. Effective November 1, 1998, this fund is no longer available as an investment option for employee deferral amounts. Employer matching contributions continued to be made in common stock of the Company through June 2001. On July 11, 2001, the Company purchased all of the 73,730 shares of Company common stock then held in the Plan for approximately $64,000. The stock was purchased at fair market value.

The following six investment funds are currently available:

> ***AIM Constellation Fund*** - The assets of this fund are invested in common stocks of small to mid-size emerging growth companies. This fund was made available on November 1, 1998.
>
> ***AIM Balanced Fund*** - The assets of this fund are invested in the AIM Management Group's Balanced Fund consisting of common stocks, preferred stocks, convertible securities and bonds, primarily corporate bonds, U.S. government bonds and U.S. government mortgage-backed securities.
>
> ***Neuberger & Berman Guardian Fund*** - The assets of this fund are invested in common stocks. The fund is no longer an investment option as of December 31, 1999. The assets of this Fund are invested in common stocks.
>
> ***Neuberger & Berman Limited Maturity Fund*** - The assets of this fund are invested in debt instruments of the U.S. government, its agencies, mortgage securities, corporate notes and money market instruments.

Fidelity Advisor Growth Opportunities Fund - The assets of this fund are invested in common stocks, preferred stocks and corporate bonds of domestic and foreign companies. Assets may also be invested in debt securities and money market funds.

NWNL Fixed Interest Certificate - The assets of this fund are invested in a guaranteed investment contract of Northwestern National Life. Both the principal and interest are guaranteed by Northwestern National Life and backed by its full faith and credit.

Goldman Sachs Core U.S. Equity Manager - The assets of this fund are invested in large-cap and blue chip foreign and domestic companies representing major industry sectors of the economy.

4. SECURITY TRANSACTIONS WITH PARTIES-IN-INTEREST

The Company Stock Fund invests in shares of common stock of the Company. Such Plan transactions for the years ended December 31, 1999 and 1998 are summarized below:

	1999	1998
Purchases and contributions:		
Number of shares purchased and contributed	13,848	6,903
Purchase cost	$45,421	$17,036
Distributions:		
Number of shares distributed	2,113	400
Market value at dates of distribution	$ 5,500	$ 825

5. VALUATION OF INVESTMENT CONTRACTS

The Plan's guaranteed investment contracts are fully benefit responsive and therefore have been presented on the financial statements at contract value. The weighted-average crediting interest rate of the contracts was 4.86 percent and 5.03 percent at December 31, 1999 and 1998, respectively. The average yield of the contracts was 5.63 percent and 5.11 percent for the years ended December 31, 1999 and 1998, respectively. The Plan is credited with daily interest at an effective annual rate of interest equal to the interest rate set forth in the contract.

6. BENEFITS PAYABLE

Benefit distributions are recorded by the Plan when they are paid to the participant. At December 31, 1999 and 1998, amounts to be distributed to participants who have withdrawn from the Plan were $29,376 and $23,792, respectively.

7. INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets:

	December 31,			
	1999		1998	
Investments at fair value:				
AIM Balanced Fund	$157,539		$107,984	
Neuberger & Berman Guardian Fund			75,051	
Fidelity Advisor Growth Opportunities Fund	497,005		418,406	
Goldman Sachs Core U.S. Equity Manager	119,616		0	
Morgan's Foods, Inc. common stock	103,031	*	58,133	*
Investment at contract value:				
NWNL Fixed Interest Certificate	149,092		122,479	

* Nonparticipant - directed

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	December 31, 1999		December 31, 1998	
Investments at fair value:				
AIM Balanced Fund	$157,539		$107,984	
Neuberger & Berman Guardian Fund			75,051	
Fidelity Advisor Growth Opportunities Fund	497,005		418,406	
Goldman Sachs Core U.S. Equity Manager	119,616		0	
Morgan's Foods, Inc. common stock	103,031	*	58,133	*
Investment at contract value:				
NWNL Fixed Interest Certificate	149,092		122,479	

* Nonparticipant - directed

8. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 1999	December 31, 1998
Net assets:		
Morgan's Foods, Inc. common stock	$103,031	$58,133

	Years Ended December 31, 1999	Years Ended December 31, 1998
Changes in Net Assets:		
Contributions	$ 47,925	$17,098
Net appreciation (depreciation)	2,473	(5,678)
Benefits paid to participants	(5,500)	(825)
Total	$ 44,898	$10,595

9. RECONCILIATION OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the IRS Form 5500, as the Form 5500 was prepared on the cash basis of accounting.

Net assets available for benefits per the financial statements	$1,156,966
Employer contributions receivable	(23,831)
Participant contributions receivable	(21,636)
Amounts allocated for distributions	19,967
Net assets available for benefits per the IRS Form 5500	1,131,466

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 1999, to Form 5500:

Contributions per the financial statements	$ 351,408
Less: Net increase in employer contributions receivable	(7,969)
Less: Net increase in participant contributions receivable	(7,860)
Less: Rollover of participant loan balance included in interest line item on Form 5500	(21,503)
Contributions per Form 5500	314,076

The following is a reconciliation of distributions per the financial statements for the year ended December 31, 1999, to Form 5500.

Distributions per the financial statements	$ 106,698
Less: Net increase in payable	(7,999)
Distributions per Form 5500	98,699

* * * * * *

MORGAN'S FOODS, INC.
401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 1999

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	AIM Management Group	Constellation Fund	**	$ 43,544
	AIM Management Group	Balanced Fund	**	157,539
	Neuberger & Berman	Limited Maturity Fund	**	36,505
	Fidelity Investments	Advisor Growth Opportunities Fund	**	497,005
*	ReliaStar Life Insurance Company	NWNL Fixed Interest Certificate	**	149,092
	Goldman Sachs	Core. U.S. Equity	**	119,616
*	Morgan's Foods, Inc.	38,254 shares of common stock	***	103,031
*	Participant loans	Variable interest rates	**	25,134
				$ 1,131,466

* Indicates party-in-interest to the Plan.
** Participant directed-cost information not required.
*** Nonparticipant directed-cost information is not available from the investment custodian.

MORGAN'S FOODS, INC.
401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred With Transaction	(g) Cost of Assets	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Single Transactions:								
ReliaStar Life Insurance Company	NWNL Fixed Interest Certificate		$ 42,925			*	$ 42,925	*
Neuberger & Berman	Neuberger & Berman Guardian Fund		75,955			*	75,955	*
Fidelity Investments	Fidelity Advisor Growth Opportunities Fund	$ 50,758				$ 50,758	50,758	N/A
Goldman Sachs	Core U.S. Equity Manager	79,955				75,955	75,955	N/A
Series of Transactions:								
ReliaStar Life Insurance Company	NWNL Fixed Interest Certificate	41,342				41,342	41,342	N/A
ReliaStar Life Insurance Company	NWNL Fixed Interest Certificate		$ 21,192			*	21,192	*
ReliaStar Life Insurance Company	Holding Account	267,932				267,932	267,932	N/A
ReliaStar Life Insurance Company	Holding Account		268,137			*	268,137	*
Neuberger & Berman	Neuberger & Berman Guardian Fund	930				930	930	N/A
Neuberger & Berman	Neuberger & Berman Guardian Fund		77,319			*	77,319	*
AIM Management Group	AIM Balanced Fund	38,743				38,743	38,743	N/A
AIM Management Group	AIM Balanced Fund		8,445			*	8,445	*
Fidelity Investments	Fidelity Advisor Growth Opportunities Fund	172,256				172,256	172,256	N/A
Fidelity Investments	Fidelity Advisor Growth Opportunities Fund		54,276			*	54,276	*
Goldman Sachs	Core U.S. Equity Manager	114,790				114,790	114,790	N/.A
Goldman Sachs	Core U.S. Equity Manager		10,766			*	10,766	*

NOTE - Reportable transactions are single transactions or a series of transactions in the same issue that, when aggregated, are in excess of five percent of the current value of Plan assets at the beginning of the Plan year.

* Participant directed-cost information not required.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Morgan's Foods, Inc.	881767
Exact Name of Registrant as specified in Charter	Registrant CIK Number
Form 11-K	0-3833
Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

None

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beachwood, State of Ohio, 2002.

Morgan's Foods, Inc.
(Registrant)

By: [signature]
Kenneth L. Hignett
Senior Vice President,
Chief Financial Officer & Secretary

INDEPENDENT AUDITORS' CONSENT

Morgan's Foods, Inc.

We consent to the incorporation by reference in Registration Statements No. 33-29402 and 33-70724 of Morgan's Foods, Inc. on Form S-8 of our report dated January 23, 2002, appearing in this Annual Report on Form 11-K of Morgan's Foods, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 1999.

Deloitte & Touche LLP

Cleveland, Ohio
February 25, 2002